Exhibit 21.1

SUBSIDIARIES OF STRATA CRITICAL MEDICAL, INC.

The following are the subsidiaries of Strata Critical Medical, Inc. as of December 31, 2025:

Subsidiary	Jurisdiction of Organization
Trinity Medical Intermediate, Inc.	Delaware
Strata Critical, Inc.	Delaware
Trinity Air Medical, LLC	Arizona
Keystone Perfusion Services LLC	Pennsylvania